November 15, 2018

Kevin C. Nash
Chief Financial Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

       Re: Gentex Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 21, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 2, 2018
           File No. 000-10235

Dear Mr. Nash:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Note 14 - Revenue, page 17

1. We note your disclosure that contracts with original equipment manufactures (OEM)
      generally include Long Term Supply Agreements, and that costs incurred to fulfill these contracts are accounted for under ASC 340-10. Please expand to disclose whether such costs are reimbursable, not reimbursable, or included in the pricing consideration, and whether you expense or capitalize such costs. Also disclose the amount of such contract costs, if material and where it is classified in the financial statements. Reference is made to ASC 340-10-S99-3.
 Kevin C. Nash
Gentex Corporation
November 15, 2018
Page 2
2. We note your disclosure that the company does not generate revenue from arrangements with multiple deliverables. Please explain to us how you identify the performance obligation(s) in contracts that include Long Term Supply Agreements.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameKevin C. Nash                            Sincerely,
Comapany NameGentex Corporation
                                                           Division of
Corporation Finance
November 15, 2018 Page 2                                   Office of
Transportation and Leisure
FirstName LastName